April 22, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Chemokine Therapeutics Corp.
Registration Statement on Form SB-2
(Commission File No. 333-123572)

Acceleration Request

Requested Date: Tuesday, April 26, 2005

Requested Time: 1:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Chemokine Therapeutics Corp. (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to declare the above-captioned Registration Statement filed with the Commission on March 24, 2005, to become effective at the "Requested Date" and "Requested Time" set forth above or as soon as practicable thereafter.

The Registrant acknowledges that:

  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

  Should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CHEMOKINE THERAPEUTICS CORP.

/s/ Hassan Salari

Chief Executive Officer

Cc: Michael Reedich, SEC